Exhibit 99.(a)(5)

Email address:

Subject: Important Notice Regarding the Stock Option Repurchase Offer

We wanted to send you this notice to remind you that the deadline of October 29, 2007 (11:59 P.M., Eastern Standard Time) is approaching for you to submit your Letter of Transmittal, which is required if you wish to participate in the offer to tender your eligible options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on September 28, 2007 (the “offering materials”). As of today, we have not received your Letter of Transmittal.

Note that your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not submit your Letter of Transmittal to the Company by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the offer or requests for assistance or for additional copies of any offering materials should be made by email to hilla.sferruzza@meritagehomes.com. The Company will attempt to respond to all questions.